Exhibit 21

SUBSIDIARIES OF GOLDLEAF FINANCIAL SOLUTIONS, INC.

Goldleaf Insurance, LLC (formerly named Private Business Insurance, LLC), a Tennessee limited liability company

Towne Services, Inc., a Georgia corporation

Forseon Corporation, a Delaware corporation (d/b/a RMSA)

Captiva Financial Solutions, LLC, a Tennessee limited liability company

Goldleaf Technologies, Inc., a Delaware corporation

Goldleaf Leasing, LLC (formerly named KVI Capital, LLC), a Tennessee limited liability company